Exhibit 99.54

Annual and Extraordinary General Meeting
to be held on June 22, 2021

Notice of Annual and Extraordinary General Meeting of Shareholders

and

Information Circular

May 25, 2021

VOX ROYALTY CORP.

4TH FLOOR, STRATHVALE HOUSE, CAYMAN ENTERPRISE CITY, 90 NORTH CHURCH STREET, GRAND CAYMAN, CAYMAN ISLANDS

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date	Tuesday, June 22, 2021

Time:	2:00 p.m. Toronto time

Live Webcast:	https://virtual-meetings.tsxtrust.com/1151

Password:	vox2021

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the “Meeting”) of the shareholders of Vox Royalty Corp. (the “Company”) will be conducted via live webcast for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4.	to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the continuance of the Company from the Cayman Islands to Ontario, Canada; and

5.	to transact such other business as may properly be put before the Meeting.

Accompanying this Notice of Meeting is the Management Information Circular where you can find more information on how to vote your shares in the Company.

You are entitled to vote at the Meeting if you were a shareholder as at the close of business on May 21, 2021.

Registered shareholders and duly appointed proxyholders can participate in and listen to the presentation, vote and submit questions during the Meeting by visiting the following URL: https://virtual-meetings.tsxtrust.com/1151.

DATED this 25th day of May, 2021

ON BEHALF OF THE BOARD

(signed) “Kyle Floyd”

Kyle Floyd

Chief Executive Officer

VOX ROYALTY CORP.

4TH FLOOR, STRATHVALE HOUSE, CAYMAN ENTERPRISE CITY, 90 NORTH CHURCH STREET, GRAND CAYMAN, CAYMAN ISLANDS

INFORMATION CIRCULAR

(as at May 25, 2021 except as otherwise indicated)

Solicitation of Proxies

This management information circular (the “Circular”) dated as of May 25, 2021 and accompanying form of proxy are furnished in connection with the solicitation, by management of Vox Royalty Corp. (“we”, “us”, “our”, the “Company” or “Vox”), of proxies to be used at the annual and extraordinary general meeting of the holders (the “Shareholders”) of ordinary shares (“Shares”) of the Company (the “Meeting”) referred to in the accompanying Notice of Annual and Extraordinary General Meeting (the “Notice”) to be held on June 22, 2021 at 2:00 p.m. (Toronto time) for the purposes set forth in the Notice. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided below. See “Voting Information” below.

The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors and/or officers of the Company. The cost of solicitation by management will be borne by the Company.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Shares. The cost of any such solicitation will be borne by the Company.

Record Date

Shareholders of record at the close of business on May 21, 2021 are entitled to receive notice of and attend the Meeting and are entitled to one vote for each Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

Meeting Information

This year, out of an abundance of caution, to proactively deal with the public health impact of COVID-19 outbreak, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The Meeting will be held on June 22, 2021 at 2:00 p.m. (Toronto time) virtually via live audio webcast online at https://virtual-meetings.tsxtrust.com/1151. The meeting ID is 1151, and password vox2021. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Non-registered shareholders (“Non-Registered Holders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will not be able to vote at the Meeting. See “Voting Information” below.

Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “Voting Information”. Non-Registered Holders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Voting Information – Voting at the Meeting” below.

Voting Information

Shareholders may vote before the Meeting or vote at the Meeting, as described below.

1.       Voting Before the Meeting

Appointment of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company.

Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the accompanying form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the accompanying form of proxy. The additional registration step outlined below under “Voting at the Meeting – Appointment of a Third Party as Proxy” must also be followed. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to TSX Trust Company (“TSX Trust”) no later than 2:00 p.m. (Toronto time) on June 18, 2021 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

A registered Shareholder may submit, in advance of the Meeting, his/her/its proxy by mail, or over the internet in accordance with the instructions below.

Voting by Mail or Courier Before the Meeting:

TSX Trust Company

Attention: Proxy Department

301 - 100 Adelaide Street West, Toronto, ON M5H 4H1

Voting by Internet Before the Meeting. Enter the 12-digit control number printed on the form of proxy at http://www.voteproxyonline.com/.

A Non-Registered Holder should follow the instructions included on the voting instruction form provided by his/her/its Intermediary (as defined below).

Revocation of Proxies

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph and below under “Voting at the Meeting”, the giving of a proxy will not affect the right of a Shareholder to attend, and vote at, the Meeting.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his/her attorney duly authorized in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited with TSX Trust, in a manner provided above under “Proxy and Voting Information – Appointment of Proxies”, at any time up to and including 2:00 p.m. (Toronto time) on June 18, 2021 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the holding of the Meeting).

If you have followed the process for attending and voting at the Meeting online (see below under “Voting at the Meeting”), voting at the Meeting online will revoke your previous proxy.

Non-Registered Holders

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Holder are registered either:

A.	in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the Non-Registered Holder deals with, in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

B.	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company has distributed copies of the form of proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the voting instruction form must be submitted by mail, or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must appoint themselves in advance of the proxy cut-off date, complete the Request for Control Number form (https://tsxtrust.com/resource/en/75) and email this form to tsxtrustproxyvoting@tmx.com in order to receive a control number to vote online.

or

(2)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to TSX Trust as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered. In addition, if applicable, Non-Registered Holders should follow the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions received from the Intermediary, except that an Intermediary may not act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary in sufficient time prior to the Meeting.

A Non-Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Company is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Company uses and pays Intermediaries and agents to send the Meeting Materials. The Company also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

These securityholder materials are being sent to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instruction form as specified in the request for voting instructions that was sent to you.

Exercise of Discretion By Proxies

Shares represented by properly executed proxies in favour of the persons named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Company assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Company and the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Company and the directors should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

2.       Voting at the Meeting

The Meeting will be hosted virtually via live audio webcast at:

Link: https://virtual-meetings.tsxtrust.com/1151

Password: vox2021

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1151 on your browser at least 15 minutes before the Meeting starts.
2.	Click on “I have a control number”.
3.	Enter your 12-digit control number (on your proxy form).
4.	Enter the password: vox2021 (case sensitive).
5.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1151 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com
7.	Enter the password: vox2021 (case sensitive).
8.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You and your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1151 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search. Do not use Internet Explorer.
2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences, if you wish to do so. It is your responsibility to ensure connectivity for the duration of the Meeting. You should not use Internet Explorer as a browser due to technical incompatibilities and should allow ample time to check into the Meeting online and complete the related procedure.

GENERAL INFORMATION

The information contained herein is provided as of May 25, 2021, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Vox or the management of Vox.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars. All references to “$” are to United States dollars. All references to “C$” are to Canadian dollars and to “A$” are to Australian dollars.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue up to 500,000,000 shares. As of the date of this Circular, there were 39,693,263 issued and outstanding Shares.

Shareholders registered as at May 21, 2021, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must deliver their Proxies at the place and within the time set forth in the notes to the Proxy to entitle the person appointed by the Proxy to attend and vote.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, other than Rob Sckalor (Director), no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2020 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2020 are also available under the Company’s profile on SEDAR at www.sedar.com.

Election of Directors

Proposed Management Nominees for Election to the Board

The directors of the board of the Company (the “Board”) are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. The management of Vox proposes to nominate the persons listed below for election as directors of Vox to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of Vox will be voted for the nominees listed in this Circular.

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the five persons being nominated at the Meeting for election as directors of the Company. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. Information regarding Shares owned by each director is presented to the best knowledge of management of the Company and has been furnished to management of the Company by such directors.

The enclosed form of proxy permits Shareholders to vote for each nominee on an individual basis.

Unless the shareholder specifies in the enclosed form of proxy that the ordinary shares represented by the proxy are to be withheld from voting in the election of directors, the persons named in the form of proxy shall vote the ordinary shares represented by the proxy in favour of the election of the persons whose names are set forth below.

The Board unanimously recommends that Shareholders vote FOR the nominees set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

KYLE FLOYD	Principal Occupation During Past 5 Years and Biographical Information
Colorado, United States of America Director Since: May 2020 NOT INDEPENDENT

Founder, Chairman and CEO of Vox, Mr. Floyd created the concept, built the team and raised the capital required to commence Vox’s operations as a metal royalty and streaming company. Mr. Floyd is responsible for general operational and strategic direction of the business and has helped lead the company to becoming one of the fastest growing mining royalty businesses over the past 2 years. Prior to Vox, Mr. Floyd held the position of Vice President – Practice Lead of the global mining investment banking department at ROTH Capital Partners from 2007 to 2013. During his time at the company, Mr. Floyd led the international OTCQX and cross border listing advisory group and led business development execution on all mining transactions,ultimately financing and advising nearly $1 billion over more than 60 transactions including M&A assignments,private placements of debt and equity, IPOs and follow-on offerings. Mr. Floyd holds a Bachelor of Business in Corporate Finance from the University of Washington and attended the Master of Science program in Mineral Economics from Colorado School of Mines.

Current Board/Committee Membership	Other Public Directorships
Board(1)	N/A
Corporate Governance, Compensation & Nominating(2)
Investment(3)
Number of Ordinary Shares Beneficially Owned, Controlled or Directed	3,585,956

ROB SCKALOR	Principal Occupation During Past 5 Years and Biographical Information
Florida, United States of America Director Since: May 2020 INDEPENDENT

Co-founder and President of Capital Instincts, where he oversees the company’s worldwide operations trading and investing in various European, Asian and North American equity markets. Mr. Sckalor joined Vox  in  2014  and  has  been extensively involved in its day-to-day business operations, including human resources management, capital raises and corporate governance. Mr. Sckalor has also been a director of Creedence Medical Systems, a private Delaware company based in Silicon Valley, since 2015. At Creedence Medical Systems, Mr. Sckalor has been instrumentally involved in multiple financings. In addition, from 2017 to 2019, Mr. Sckalor was also a director of Titan Minerals and was involved in multiple financings and the acquisition of Andina Resources by the company. Prior to holding the aforementioned positions, Mr. Sckalor was the General Counsel and a Director at Liquid Capital Markets London from 2001 to 2003, where he helped build the company from 9 employees to over 140 in 3 years and grew the company into the largest fixed income and derivative market maker in Europe.

Current Board/Committee Membership	Other Public Directorships
Board(1)	N/A
Audit(1)
Corporate Governance, Compensation & Nominating(2)
Investment(3)
Number of Ordinary Shares Beneficially Owned, Controlled or Directed	4,545,800(6)

ALASTAIR MCINTYRE	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 INDEPENDENT	An accomplished metals and mining executive with senior management expertise through roles with leading natural resources banks including Scotiabank, Natixis and Landsbanki (in Toronto, New York, Sydney, and Hong Kong) where he executed hundreds of structured deals in multiple currencies, metals, and products for metal producers and consumers in North and South America, Africa, Australia and Asia. In addition, Mr. McIntyre has held numerous capital market and technical advisory roles, including Senior Managing Director at Behre Dolbear Capital, responsible for providing support for numerous M&A transactions and IPO’s on the Hong Kong Stock Exchange. Prior to finance, Alastair held a senior role in gold refining at the Royal Canadian Mint and worked as an exploration and underground mine geologist in Atlantic Canada. Mr. McIntyre currently serves as Chief Executive Officer of Altiplano Metals Inc. as well as serving on the Advisory Board of Benchmark Metals. Mr. McIntyre holds MAusIMM CP (Man) and P. Geo (Limited) professional accreditations and has earned a BSc (Geology) and a B. Comm. (Bus Admin and Economics) from Dalhousie University in Halifax.

Current Board/Committee Membership	Other Public Directorships
Board(1)	Altiplano Metals Inc.
Audit(1)
Investment(3)
Number of Ordinary Shares Beneficially Owned, Controlled or Directed	12,901

ANDREW KAIP	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: February 2021 INDEPENDENT	Andrew Kaip has extensive experience in the mining sector and brings a global perspective through more than 25 years of industry and capital markets experience. As a Mining Analyst, he was consistently ranked in the Top 3 by Brendan Woods International for both the Large and Small/Mid Cap Precious Metal and Diamond Categories. Working with BMO Capital Markets as the Co- Head of Mining Research, Andrew was instrumental in building a global franchise covering more than 150 companies. He brings a unique perspective having covered the spectrum of mining companies from the largest gold miners to some of the smallest grassroots explorers. As a geologist, Andrew spent over a decade in the exploration industry working in North and South/Central America. Mr. Kaip currently serves as the Chief Executive Officer of Karus Gold Corp. Andrew is a Professional Geoscientist and holds an MSc. in Geology from the University of British Columbia.

Current Board/Committee Membership	Other Public Directorships
Board(4)	N/A
Audit(5)
Corporate Governance, Compensation & Nominating(2)
Investment(3)
Number of Ordinary Shares Beneficially Owned, Controlled or Directed	Nil

PASCAL ATTARD	Principal Occupation During Past 5 Years and Biographical Information
Ontario, Canada Director Since: May 2020 NOT INDEPENDENT	Former Chief Financial Officer of Delivra Corp. until November 2019, during which time he had a broad scope of authority, including executive guidance for finance, accounting, contracts, treasury, taxation, mergers and acquisitions and investor relations. Mr. Attard played a key role in successfully guiding the company through the sale of its business. Mr. Attard joined Delivra Corp. in June 2015 and also held the positions of Vice-President of Finance and Corporate Controller over the course of his 4-year tenure. Prior to Delivra Corp., Mr. Attard was the Corporate Controller for Red Tiger Mining Inc. from March 2012 to March 2015. Mr. Attard also held a number of positions at McGovern Hurley LLP from 2006 to 2012, where he most recently served as Manager, Audit and Assurance. Mr. Attard holds a Bachelor of Accountancy, with Honours, from Brock University and holds the designation of Chartered Professional Accountant and Chartered Accountant.

Current Board/Committee Membership	Other Public Directorships
Board(1)	N/A
Number of Ordinary Shares Beneficially Owned, Controlled or Directed	5,917

(1)	Appointed to the Board of Directors on May 19, 2020 in connection with closing the reverse take-over transaction among the Company (formerly AIM3 Ventures Inc.), SilverStream SEZC and AIM3 Merger Sub Cayman Ltd (the “Qualifying Transaction”).

(2)	Appointed to Corporate Governance, Compensation & Nominating Committee on February 12, 2021.
(3)	Appointed to Investment Committee on February 12, 2021.

(4)	Mr. Kaip was appointed to the Board of Directors on February 4, 2021.
(5)	Mr. Kaip was appointed to the Audit Committee on February 12, 2021.
(6)	Rob Sckalor’s Shares are held through Rufus Dufus, LLC, CIUSVI 401K Plan and through CIUSVI, LLC which he jointly controls with another shareholder. Though CIUSVI, LLC, Rob Sckalor and another shareholder jointly control 1,056,841 Shares. For the purpose of the above, 50% of the Shares (being 528,420 Shares) held by CIUSVI, LLC have been allocated to Rob Sckalor. Mr. Sckalor also controls 1,627,486 Shares through Rufus Dufus, LLC, and indirectly controls 2,389,893 Shares through CIUSVI 401K Plan. To calculate the above figure the following formula was used: 1,627,486 + 2,389,893 + (1,056,841 * 0.5) = 4,545,800.

Corporate Cease Trade Orders or Bankruptcies

No proposed director within 10 years before the date of this Circular, has been, a director, officer or Promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for a proposed director.

Personal Bankruptcies

No proposed director within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditor

On April 30, 2021, the Board, upon the unanimous recommendation of the Audit Committee determined that upon the resignation of McGovern Hurley LLP (“McGovern Hurley”), effective April 30, 2021, PricewaterhouseCoopers LLP (“PwC”) was appointed as the new auditor of the Company, effective April 30, 2021.

Among other reasons, the Audit Committee’s recommendation was based on the belief that periodically rotating the auditor is an important means of refreshing the relationship between the auditor and the Company, and guards against conflicts of interest and ensures a high standard of oversight. Attached to the Circular as Schedule “B” are copies of the documents filed with the applicable securities regulatory authorities relating to the change of auditor, including copies of the Notice of Change of Auditor and letters from McGovern Hurley as prior auditor and PwC as successor auditor (collectively, the “Reporting Package”). The Reporting Package was filed on SEDAR on May 7, 2021. As indicated in the Notice of Change of Auditor, there were no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the Company’s financial statements by McGovern Hurley for the two most recently completed financial years as at the date of the Notice of Change of Auditor, being the reports for the financial years ended December 31, 2020 and 2019.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution appointing PwC as auditor of Vox for the following year, and to authorize the Board to fix the remuneration of said auditor for such year, as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditor of Vox, to hold office until the next annual meeting of Shareholders, is hereby approved; and

2.	the Board is hereby authorized to fix the remuneration of the auditor so appointed.”

The appointment of PwC will be approved if the affirmative vote of the majority of Vox shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of the resolution.

The Board unanimously recommends that Shareholders vote FOR the resolution approving the appointment of the auditor of Vox. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the ordinary resolution to approve the appointment of the auditor of Vox.

Continuance to Ontario

The Company currently exists under the laws of the Cayman Islands, as an exempted company whose existence is governed by the Companies Act (2021 Revision), as amended (the “Companies Act”). The Board has proposed to continue the Company to the province of Ontario (the “Continuance”) pursuant to the Business Corporations Act (Ontario) (“OBCA”).

Accordingly, the Board has proposed to submit to Shareholders, a special resolution approving and authorizing the Board to complete the Continuance and to adopt, subject to and upon the Continuance, Articles of Continuance and By-Laws for the Company post-Continuance, substantially in the form set out below under the heading “Continuance to Ontario – Special Resolution”.

Purpose of the Continuance

The Company is currently incorporated in the Cayman Islands under the Companies Act and the Board is of the view that it is in the best interest of the Company to continue the Company as an Ontario company for corporate and administrative reasons.

The Board believes that the Continuation will significantly benefit the Company in the long-term, for reasons which include but are not limited to: benefits available to Canadian issuers that are not currently available to the Company related to listing on secondary exchanges (such as those available pursuant to the Multi-Jurisdictional Disclosure System); attracting additional investors which might otherwise decline to invest in the Company due to marketplace perception of offshore-domiciled corporations; regulatory uncertainties related to the future of offshore-domiciled corporations; the location and availability of individuals to serve as directors and officers of the Company; the existence of bilateral tax treaties among jurisdictions in which the Company conducts business and acquires assets; difficulty conducting business from and traveling to the Cayman Islands generally and recently due to the COVID-19 pandemic; and the majority of the Company’s listed royalty company peers are domiciled in Canada. Based on a variety of factors, the Board believes that the Company never ceased to be resident in Canada following the Qualifying Transaction, and therefore is and has been a tax resident of Canada since the completion of the Qualifying Transaction. As a result, the Board recommends that the Company proceed with, and shareholders vote in favour of, the Continuation.

Effects of Change of Jurisdiction

The Continuance of the Company to Ontario would result in the Company being an Ontario company (the “Continued Corporation”). The Continuance would result in the Shareholders holding shares in the Continued Corporation. Upon the Continuance, the Companies Act would cease to apply to the Company and the Continued Corporation will be subject to the OBCA as if it has been originally incorporated and registered under the OBCA. The Continuance will not create a new legal entity, affect the continuity of the Company or result in a change in its business. The Continuance will not affect the constitution of the board of directors of the Company. Accordingly, the persons to the Board at the and prior to the Continuance will continue to constitute the board upon the Continuance becoming effective. As of the effective date, the election, duties, resignations and removals of the Company’s directors will be governed by the OBCA and the proposed Articles of Continuance and By-Laws substantially in the form attached hereto as Schedules “C” and “D” hereto.

Shareholders should consult their legal advisors regarding all of the implications of the Continuance. For a comparison of the corporate laws of the Cayman Islands and Ontario please see Schedule “E” to this Circular.

The Continuance will not affect the Company’s status as a reporting issuer under the securities legislation of any jurisdiction in Canada, and the Company will remain subject to the requirements of such legislation. The Company will continue to be listed on the TSX Venture Exchange (“TSXV”) and its shares will continue to trade on the TSXV under the symbol “VOX”.

The number of Shares a shareholder owns (or has rights to acquire) and the percentage ownership such shareholder has of the Company would not change as a result of the Continuance. A shareholder would hold that number of Shares in the Continued Corporation that is equal to the number of Shares each such shareholder holds immediately prior to the effective time of the Continuance.

In order to complete the Continuance, the Company must satisfy, among other things, the following conditions:

(a)	to obtain approval by not less than two-thirds of the votes cast by shareholders of the Company present in person or represented by proxy and entitled to vote at the Meeting pursuant to Section 206 of the Companies Act and the Company’s articles of association; and
(b)	to obtain all other regulatory approvals.

Special Resolution

Accordingly, the shareholders of the Company will be asked to approve the following special resolution:

“BE IT RESOLVED THAT:

1.	the Company be deregistered in the Cayman Islands and be registered by way of continuation as a body corporate into Ontario under the Business Corporations Act (Ontario) be and the same is hereby authorized and approved;

2.	the directors of the Company be and are hereby authorized, directed and empowered to make application to the Registrar of the Cayman Islands for authorization to permit the Continuance in accordance with section 206 of the Companies Act;

3.	the Company is hereby authorized to make an application to the Director appointed under the OBCA, pursuant to section 180 of the OBCA, for a Certificate of Continuance continuing the Company into Ontario under the OBCA;

4.	subject to the Continuance, the memorandum and articles of association of the Company be deleted in their entirety and replaced by the Articles of Continuance and By-Laws attached as Schedules “C” and “D”, respectively, to the management information circular of the Company dated May 25, 2021 with such amendments thereto as may be necessary or desirable are hereby approved and adopted as articles and by-laws of the Company;

5.	notwithstanding the passage of this resolution by the shareholders of the Company, the Board of Directors of the Company may, without any further notice or approval of the shareholders of the Company, decide not to proceed with the Continuance or to otherwise give effect to this resolution at any time prior to the sale becoming effective and may revoke this resolution without further approval of the shareholders at any time prior to the completion of the transactions authorized by this resolution; and

6.	any one or more of the directors or officers of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution (including, without limitation, the execution and filing of such articles of continuance and of certificates or other assurances that the Continuance will not adversely affect creditors or shareholders of the Company), the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.”

If named as proxy, the management designees intend to vote the Shares represented by such proxy at the Meeting for the approval of the Continuance, unless otherwise directed in the instrument of proxy.

The Board recommends that shareholders vote FOR the resolution approving the Continuance.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

In this section “Named Executive Officer” or “NEO” means: (a) the Chief Executive Officer (“CEO”); (b) the Chief Financial Officer (“CFO”); and (c) each of the three most highly compensated executive officers other than the CEO and CFO. As at December 31, 2020, the Company had four NEOs, namely Kyle Floyd, President and CEO, Pascal Attard, CFO, Spencer Cole, Executive Vice President - North America and Riaan Esterhuizen, Executive Vice President - Australia.

Compensation Governance and Objectives

The Board has appointed the Corporate Governance, Compensation and Nominating Committee (the “CGCN Committee”) which is comprised of Rob Sckalor (Chair), Andrew Kaip, and Kyle Floyd, the majority of whom are independent directors within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). The CGCN Committee is responsible for carrying out the Board’s oversight responsibility for (i) overseeing the Company’s human resources and compensation policies and processes, (ii) demonstrating to the shareholders of the Company that the compensation of the directors of the Company who are also employees of the Company is recommended by directors who have no personal interest in the outcome of decisions of the CGCN Committee and who will have due regard to the interests of all of the shareholders of the Company, (iii) ensuring that the strategic direction of the Company is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. With respect to compensation issues, the mandate of the CGCN Committee provides that its responsibilities will include reviewing and making recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; and (iv) Board compensation matters, including compensation of both independent and non-independent members of the Board. A copy of the CGCN committee mandate is available on the Company’s website at www.voxroyalty.com.

When reviewing NEO compensation, the CGCN Committee takes into consideration the following objectives: (a) recruiting and retaining NEO’s that are critical to the success of the Company; (b) providing fair and competitive compensation; (c) balancing the interests of the management and the shareholders of the Company; (d) motivating NEO’s to deliver strong business performance, both on an individual basis and with respect to the business of the Company in general; and (e) ensuring the executive compensation program is straightforward to communicate and administer.

Compensation Risk

The CGCN Committee has within its mandate an obligation to identify on an annual basis the risks, if any, arising from the Company’s compensation policies and practices. The CGCN Committee will consider the implications of the identified risks, the degree to which the Company’s compensation policies encourage or may be perceived to encourage the taking of inappropriate or excessive risks and will identify any risks that may reasonably lead to a material adverse effect on the Company. In carrying out the analysis the CGCN Committee will have regard to: (i) the extent to which compensation policies or practices deviate within the Company, from one business unit to another or between members of senior management; (ii) the extent to which risk management and regulatory compliance form part of the performance metrics used to determine compensation; (iii) overall compensation expenses relative to corporate revenues; (iv) whether or not the Company’s compensation policies provide for a maximum benefit or payout limit; (v) the relationship between long-term organizational goals and short-term compensation mechanisms; and (vi) the degree to which compensation plans containing performance goals are weighted towards short-term rather than long-term corporate objectives.

In connection with the identification of any risks associated with the compensation policies and practices of the Company, the CGCN Committee will recommend to the Board the adoption of practices that will assist in the identification and mitigation of any risks associated with the compensation policies and practices of the CGCN.

As at the date of this Circular, the Board had not identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elements of Compensation

The Company’s compensation program is comprised of: (a) a base salary; (b) a short-term incentive award in the form of cash bonuses; and (c) a long-term incentive awards in the form of equity plan awards. Each component of the Company’s compensation program is addressed below.

Base Salaries

The base salaries or management fee arrangements and benefits paid to the NEOs are not based on any specific formula. A preliminary base salary for each executive is established following a review of market data for similar positions. Actual proposed base salaries for executives are recommended by the CGCN Committee based upon market competitive salary levels, an assessment of an executive’s performance and the Company’s performance during the year, the financial capacity of the Company, the scope of the executive’s responsibilities for the year, the executive’s prior experience and retention risk referencing the competitive nature of the mining industry. In 2020, NEO annual base salaries were as follows:

2020 Annual Base
Name and Position	Salary ($)(1)
Kyle Floyd
CEO	$350,000
Pascal Attard
CFO	$135,000
Spencer Cole
Executive Vice President – North America	$150,000
Riaan Esterhuizen
Executive Vice President – Australia	$150,000

(1)	2020 annual base salaries represent calendar year base salaries. The Company completed its Qualifying Transaction on May 19, 2020 and Company personnel received a pro-rated base salary for the remainder of the 2020 calendar year.

Short-Term Incentive Awards

The second component of NEO compensation is an annual short-term incentive (“STI”) award, typically paid in cash. The STI is designed to encourage short-term performance by rewarding individuals for their performance against agreed objectives for the year just completed, taking into account overall Company performance. All executives are eligible for annual STI awards, after taking into account financial management and attainment of certain corporate objectives and personal objectives. STI awards paid during the current fiscal year are for performance achieved against objectives set for the previous fiscal year. All awards are at the discretion of the CGCN Committee and the Board.

There were no STI awards paid in cash during calendar 2020, other than a listing bonus of $225,000 paid to Kyle Floyd, CEO of the Company in May 2020.

Long-Term Incentive Plan

The third component of NEO compensation is the granting of Options to purchase Shares and the granting of PSUs or RSUs under the LTIP. The CGCN Committee or the Board may grant Options, PSUs and RSUs, or any combination thereof, on an annual basis to executive officers.

The LTIP is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to reinforce commitment to long-term growth in shareholder value. The Board believes that the LTIP aligns the interests of the NEOs and the Board with shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Shares.

Summary Compensation Table – Named Executive Officers

Set out below is a summary of compensation paid or accrued during the Company’s most recently completed financial years to the NEOs.

						Non-equity incentive
						plan compensation
					Option-	($)
					based	Annual	Long-term	Pension	All other	Total
Name and principal		Salary	Share-based		awards	Incentive	incentive	value	compensation	compensation
position	Year	($)(3)	awards ($)(4)		($)(5)	plans(6)	plans	($)	($)(7)	($)
Kyle Floyd(1)	2020	217,537	3,459,946	(8)	-	225,000	-	-	-	3,902,483
CEO
Zachary Goldenberg(2)	2020	-	-		-	-	-	-	-	-
Former CEO	2019	-	-		-	-	-	-	-	-
	2018	-	-		14,523	-	-	-	-	14,523
Pascal Attard(1)	2020	85,185	150,000		-	-	-	-	-	235,185
CFO and Secretary
Janice King(2)	2020	-	-		-	-	-	-	-	-
Former CFO and Secretary	2019	-	-		-	-	-	-	-	-
	2018	-	-		7,262	-	-	-	-	7,262
Spencer Cole(1)	2020	84,372	-		-	-	-	-	-	84,372
Executive Vice President – North America
Riaan Esterhuizen(1)	2020	84,372	-		-	-	-	-	-	84,372
Executive Vice President – Australia

Notes:

(1)	Appointed in connection with the closing of the Qualifying Transaction.

(2)	Resigned on May 19, 2020 in connection with the Qualifying Transaction.
(3)	Base salary each NEO earned during the financial year.
(4)	Share-based awards are calculated using the market price of the Shares on the TSXV on the last trading day prior to the grant date. Prior year figures have been updated for consistency purposes.
(5)	The 2018 options were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 2.39%, expected volatility of 100% and an expected life of five years.
(6)	See details under the heading “Short-Term Incentive Awards”.

(7)	Perquisites and other personal benefits have not been included as they do not reach the prescribed threshold of 10% of the total salary for the financial year or $50,000.

(8)	Mr. Floyd was awarded a one-time RSU grant when the Company completed the Qualifying Transaction. This award was for the past 6 years of service leading the Company to a successful listing on the TSXV.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding option-based and share-based awards held by the NEOs:

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Market or
	Number of			Value of		Market or	payout value of
	securities			unexercised	Number of	payout value of	vested share-
	underlying	Option		in-the-	shares or units	share-based	based awards
	unexercised	exercise	Option	money	of shares that	awards that	not paid out or
	options	price	expiration	options	have not vested	have not vested	distributed
Name and Position	(#)	($)(3)	date	($)(3)	(#)(4)	($)(5)	($)(5)
Kyle Floyd(1)	-	-	-	-	-	-	3,775,450
CEO
Zachary Goldenberg(2)	-	-	-		-	-	-
Former CEO
Pascal Attard(1)	-	-	-	-	70,075	165,115	-
CFO and Secretary
Janice King(2)	-	-	-	-	-	-	-
Former CFO and
Secretary
Spencer Cole(1)	-	-	-	-	-	-	-
Executive Vice
President – North
America
Riaan Esterhuizen(1)	-	-	-	-	-	-	-
Executive Vice
President – Australia

Notes:
(1)	Appointed on May 19, 2020 connection with the closing of the Qualifying Transaction.
(2)	Resigned on May 19, 2020 in connection with the Qualifying Transaction.

(3)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2020 over the exercise price of the Options. The market price for the Company’s Shares on December 31, 2020 (being the last day the Company’s shares traded during the Company’s 2020 financial year end) was C$3.00.

(4)	All RSUs awarded vest in 1/3 increments starting on the first anniversary of the date of grant and fully vest on the third anniversary on the date of grant.
(5)	Calculated using the closing price of the Shares on the TSXV on December 31, 2020 of C$3.00 and the closing foreign exchange rate per Bank of Canada on December 31, 2020 of US$1=C$1.2732.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most

Recently Completed Financial Year

	Option-based	Share-based	Non-equity incentive
	awards: Value	awards: Value	plan compensation:
	vested during	vested during the	Value earned during
	the year	year	the year
Name and Position	($)(3)	($)(4)	($)(5)
Kyle Floyd(1)	-	3,775,450	225,000
CEO
Zachary Goldenberg(2)	-	-	-
Former CEO
Pascal Attard(1)	-	-	-
CFO
Janice King(2)	-	-	-
CFO and Secretary
Spencer Cole(1)	-	-	-
Executive Vice President – North America
Riaan Esterhuizen(1)	-	-	-
Executive Vice President – Australia

Notes:

(1)	Appointed on May 19, 2020 connection with the closing of the Qualifying Transaction.

(2)	Resigned on May 19, 2020 in connection with the Qualifying Transaction.
(3)	This value is determined by calculating the difference between the market price of the underlying ordinary shares at exercise and the exercise price of the Options on the vesting date.
(4)	Represents the number of shares vested multiplied by the closing price on the date of vesting.

(5)	See details under the heading “Short-Term Incentive Plan” and the disclosure regarding performance scores.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at or in connection with retirement.

DIRECTOR COMPENSATION

The CGCN Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. The compensation package for directors is intended to provide a competitive level of remuneration reflective of the responsibilities, accountability, and time commitments of the Board members. Directors are reimbursed for expenses incurred for attending Board meetings. Executive officers of the Company do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such executive officers in their capacity as executive officers. There is no formal policy for the granting of Options, RSU or PSUs to directors. Equity compensation may be granted from time to time upon the recommendation of the CGCN Committee.

Director Fee Structure

For the financial year ended December 31, 2020, the non-executive directors did not receive any compensation for their role on the Board as it was the Company’s first year of operation following the completion of the Qualifying Transaction in May 2020. For the 2021 financial year it is expected that non-executive director compensation will be comprised of the following:

Component		Amount(1)
Retainer	C$	75,000
Committee Chair Retainer	C$	5,000

(1)	Compensation for 2021 will be satisfied by the grant of RSUs.

Committee Membership

The following table sets forth the current committee members and chairs:

Corporate Governance,
	Audit	Compensation and	Investment
Name	Committee	Nominating Committee	Committee
Kyle Floyd	-	√	√
Rob Sckalor	√	√	√
Alastair W. McIntyre	√	-	√
Andrew Kaip	√	√	√
Pascal Attard	-	-	-

Director Compensation Table

Set out below discloses the particulars of the compensation provided to the non-executive directors for the financial year ended December 31, 2020:

Non-equity
		Option-based	Share-based	incentive plan	Pension	All other
	Fees earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Rob Sckalor(1)	-	-	-	-	-	-	-
Alastair W. McIntyre(1)	-	-	-	-	-	-	-
Marc Sontrop(2)	-	-	-	-	-	-	-
Aaron Unger(2)	-	-	-	-	-	-	-
Alan Friedman(2)	-	-	-	-	-	-	-
Aaron Salz(2)	-	-	-	-	-	-	-

Notes:

(1)	Appointed on May 19, 2020 in connection with the closing of the Qualifying Transaction.

(2)	Resigned on May 19, 2020 in connection with the closing of the Qualifying Transaction.

Director Incentive Plan Awards

A component of the director compensation is equity-based with the award of Options, RSUs and PSUs under the LTIP. The Board, at its discretion and upon the recommendation of the CGCN Committee, may grant Options, RSUs and PSUs, or any combination thereof, on an annual basis to directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed financial year:

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Market or
	Number of			Value of		Market or	payout value of
	securities			unexercised	Number of	payout value of	vested share-
	underlying	Option		in-the-	shares or units	share-based	based awards
	unexercised	exercise	Option	money	of shares that	awards that	not paid out or
	options	price	expiration	options	have not vested	have not vested	distributed
Name	(#)	($)	date	($)	(#)	($)	($)
Rob Sckalor(1)	-	-	-	-	-	-	-
Alastair W. McIntyre(1)	-	-	-	-	-	-	-
Marc Sontrop(2)	-	-	-	-	-	-	-
Aaron Unger(2)	-	-	-	-	-	-	-
Alan Friedman(2)	-	-	-	-	-	-	-
Aaron Salz(2)	-	-	-	-	-	-	-

Notes:

(1)	Appointed on May 19, 2020 in connection with the closing of the Qualifying Transaction.

(2)	Resigned on May 19, 2020 in connection with the closing of the Qualifying Transaction.

Value Vested or Earned During 2020

The following table sets forth details of the value vested or earned for all incentive plan awards during 2020:

Value Vested or Earned for Incentive Plan Awards During 2020

Non-equity incentive plan
	Option-based awards:	Share-based awards:	compensation:
	Value vested during the year	Value vested during the year	Value earned during the year
Name	($)(3)	($)(4)	($)
Rob Sckalor(1)	-	-	-
Alastair W. McIntyre(1)	-	-	-
Marc Sontrop(2)	-	-	-
Aaron Unger(2)	-	-	-
Alan Friedman(2)	-	-	-
Aaron Salz(2)	-	-	-

Note:

(1)	Appointed on May 19, 2020 in connection with the closing of the Qualifying Transaction.

(2)	Resigned on May 19, 2020 in connection with the closing of the Qualifying Transaction.
(3)	This value is determined by calculating the difference between the market price of the underlying ordinary shares at exercise and the exercise price of the Options on the vesting date.
(4)	Represents the number of shares vested multiplied by the closing price on the date of vesting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding Options and grant of RSUs	Weighted-average exercise price of outstanding Options		Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by the security holders	2,130,906	C$	3.50	4,124,951
Equity compensation plans not approved by the security holders	-		-	-
Total	2,130,906		3.50	4,124,951

SUMMARY OF MATERIAL TERMS OF SECURITY-BASED COMPENSATION PLANS

The LTIP facilitates the granting of “Awards” representing the right to receive one Share (and in the case of restricted share units (“RSUs”), one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, the Board, or if authorized by the Board, a committee of the Company, may grant Awards to eligible participants. Awards may be granted at any time and from time to time in order to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services; and (iv) provide a means through which the Company may attract and retain people to enter its employment. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

The LTIP will provide that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change to the Shares, consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP. In the event that a participant receives Shares in satisfaction of an Award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

The maximum number of Shares reserved for issuance under the LTIP (along with any other share-based compensation arrangement) is 6,413,750 Shares. The maximum number of Shares reserved for issuance under the LTIP to non-executive directors is 1% of the aggregate number of Shares issued and outstanding from time to time. The total Market Value (as defined herein) to any non-executive director in any given calendar year shall not exceed C$150,000, of which no more than C$100,000 of value may be comprised of options to purchase Shares (the “Options”). The aggregate number of Shares (i) issued to insiders under the LTIP or any other proposed or established share-based compensation arrangement within any one-year period; and (ii) issuable to insiders at any time under the LTIP or any other proposed or established share-based compensation arrangement, shall in each case not exceed 10% of the aggregate number of issued and outstanding Shares from time to time or such other number as may be approved by the TSXV and the Shareholders from time to time.

In addition, at all times when the Company is listed on the TSXV: (i) the total number of Shares which may be reserved for issuance to any one eligible participant under the LTIP together with all of the Company’s other previously established or proposed share-based compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (ii) the aggregate number of Awards which may be granted to any one eligible participant under the LTIP in any 12-month period must not exceed 5% of the issued and outstanding Shares calculated on the grant date (on a non-diluted basis) (iii) the aggregate number of Awards to any one eligible participant that is a consultant of the Company in any 12-month period must not exceed 2% of the issued Shares calculated at the first such grant date; (iv) the aggregate number of Options to all persons retained to provide investor relations activities must not exceed 2% of the issued Shares in any 12-month period calculated at the first such grant date (and including any eligible participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities); (v) Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award; and (vi) the aggregate number of Shares issuable to all eligible participants under the plan must not exceed 6,413,750 Shares.

Unless the Board determines otherwise, the LTIP provides that Options will vest as to 1/2 following the first anniversary of the date of such grant, and 1/2 following the second anniversary of the date of such grant. The exercise price of any Option will be fixed by the Board when such Option is granted, but shall be no less than the three-day volume weighted average trading price of the Shares on the TSXV on the day prior to the date of grant (the “Market Value”). A Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the Option, or such shorter period of time as the Board may determine. The LTIP will provide that the exercise period shall automatically be extended if the date on which such Option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary date of their grant. With respect to performance share units (“PSUs”), unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, PSUs will vest subject to performance and time vesting.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a participant’s employment agreement:

Event Provisions	Provisions
Termination for Cause	Immediate forfeiture of all vested and unvested Awards.

Resignation	Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion (provided that such Awards expire no later than one year from the effective date of the resignation).

Termination other than for cause	Subject to the terms of the grant or as determined by the Board, upon a participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.

Retirement	Upon the retirement of a participant’s employment with the Company, any unvested Awards held by the participant as at the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held by the participant at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the participant breaches any post-employment restrictive covenants in favour of the Company(including non-competition or non-solicitation covenants), then any Awards held by such participant, whether vested or unvested, will immediately expire and the participant shall pay to the Company any “in-the-money” amounts realized upon exercise of the Options following the retirement date.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause or resigns for cause during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any Award granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any Award at any time without the consent of a participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the LTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the LTIP; provided, however, that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the LTIP;
●	changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award (subject to TSXV prior approval if in respect of Options granted to persons who provide investor relations activities);
●	a change to the eligible participants or assignability provisions under the LTIP,
●	any amendment regarding the effect of termination of a participant’s employment or engagement;
●	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;
●	any amendment regarding the administration of the LTIP;
●	any amendment necessary to comply with applicable law or the requirements of the TSXV or any other regulatory body; and any other amendment that does not require the approval of the shareholders,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of Shares issuable under the LTIP, other than pursuant to the adjustment provisions;
●	reduce the exercise price of any Award held by an insider of the Company other than pursuant to the adjustment provisions;
●	introduce non-employee directors as eligible participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;
●	remove or exceed the insider participation limit; or amend the amendment provisions of the LTIP.

No such amendment to the LTIP shall cause the LTIP in respect of RSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision.

Termination and Change of Control Benefits

Pursuant to an employment agreement dated May 12, 2020 with the Chief Executive Officer and President, Kyle Floyd upon being terminated without cause, Mr. Floyd will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Floyd Earned Amount”) in addition to severance pay equal to twelve months of Mr. Floyd’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Floyd would be entitled to during that fiscal year and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. Any outstanding equity compensation that would have vested over the 12-month notice period required pursuant to the termination without cause will automatically vest. This accelerated vesting includes any performance milestone-based equity compensation. In the event of termination with cause, the company will pay the employee the Floyd Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested stock options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Floyd Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. In the event of termination as a result of death, the company will pay the Floyd Earned Amount, any pro-rated, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, severance pay equal to twelve months of the employee’s base salary, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested stock options or share units will immediately vest. All unexercised stock options or share units will expire on the earlier of 180 days after the death or the expiry date of such stock options or share units. Where there is a change of control of the Company and the employment of Mr. Floyd is terminated in connection therewith, Mr. Floyd will be entitled to 2 years of base salary in cash.

Pursuant to an employment agreement dated June 1, 2020 between the Company and Pascal Attard, upon being terminated without cause, Mr. Attard will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon), any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Attard Earned Amount”) in addition to severance pay equal to six months of Mr. Attard’s base monthly salary, plus pension and health/dental/life/disability insurance, any pro-rated discretionary bonus that Mr. Attard would be entitled to during that fiscal year and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. In the event of termination with cause, the Company will pay the employee the Attard Earned Amount and payment in lieu of any minimum statutory notice period. All unexercised vested or unvested stock options or share units will terminate on the termination date. In the event of termination by the employee, the Company will pay the employee the Attard Earned Amount, any pro-rated discretionary bonus the employee would be entitled to during that fiscal year, the employee’s regular base monthly salary plus pension and health/dental/life/disability insurance during the 3-month notice period and any vested but unexercised stock options or share units. The vested but unexercised stock options or share units will expire on the earlier of 90 days after the termination or on the expiry date of such stock options or share units. In the event of termination as a result of death, the company will pay the Attard Earned Amount, any life insurance payment directed to the company on behalf of the employee or his beneficiaries. In addition, all unvested stock options or share units will immediately vest. All unexercised stock options or share units will expire on the earlier of 180 days after the death or the expiry date of such stock options or share units. Where there is a change of control of the Company and the employment of Mr. Attard is terminated in connection therewith, Mr. Attard will be entitled to 12 months of base monthly salary, pension and health/dental/life and disability insurance benefits and a pro-rated target bonus for the calendar year. All RSUs and Options will automatically and fully vest and be available for disposal at the sole election of Mr. Attard.

Pursuant to an employment agreement dated March 27, 2020 between the Company and Riaan Esterhuizen, upon Mr. Esterhuzien being terminated without cause, Mr. Esterhuizen will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon) any reimbursable expenses incurred by the Employee and any other required compensation payable pursuant to applicable law (the “Esterhuizen Earned Amount”) in addition to severance pay equal to three months of Mr. Esterhuizen’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Esterhuizen Earned Amount.

Pursuant to an employment agreement dated March 27, 2020 with the Executive Vice President, North America, Spencer Cole upon being terminated without cause, Mr. Cole will be entitled to receive all accrued but unpaid compensation, all compensation previously deferred by the employee (together with any interest payable thereon) any reimbursable expenses incurred by the employee and any other required compensation payable pursuant to applicable law (the “Cole Earned Amount”) in addition to severance pay equal to three months of Mr. Cole’s base monthly salary, plus pension and health insurance. In the event of termination by the employee, termination with cause and death, the Company will pay the employee the Cole Earned Amount.

REPORT ON CORPORATE GOVERNANCE

NI 58-101, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices.

Board of Directors Mandate

The Board has adopted a Board of Directors Mandate which is available on the Company’s website at https://www.voxroyalty.com/ and is attached to this Circular as Schedule “A”.

Director Independence

Three of the five current members of the Board are considered “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). The two non independent directors are Kyle Floyd being the CEO of the Company and Pascal Attard being the CFO of the Company. Generally, at the end of each regularly scheduled Audit Committee meeting, the directors hold an in-camera session without management present.

Other Directorships

For details regarding directorships a director of the Company holds with any other reporting issuer (or the equivalent in a foreign jurisdiction), see the disclosure under the heading “Particulars of Matters to be Acted Upon – Election of Directors” in this Circular.

As some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board must comply with the relevant securities regulatory instruments in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his or her interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Director Skills and Experience

The Board of Directors and the CGCN Committee review the experience, qualifications, and skills of our directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company. The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals:

Board Skill Matrix, Profile and Committee Membership		Kyle Floyd	Rob Sckalor	Alastair McIntyre	Andrew Kaip	Pascal Attard
Experience and Skills	Financial Literacy/Accounting	√	√	√	√	√
	Business Development & Marketing	√	√	√	√	√
	Corporate Governance	√	√	√	√	√
	ESG & Reputation	√	√	√	√	√
	Finance & Capital Markets	√	√	√	√	√
	HR & Compensation	√	√	√	√	√
	Mergers & Acquisitions	√	√	√	√	√
	Mining & Industry Experience	√	√	√	√	√
	Public Company Boards	-	√	√	√	-
	Public Company Senior Management	√	-	√	√	√
	International Markets	√	√	√	√	√
	Risk Management	√	√	√	√	√
Composition	Independence	CEO	√	√	√	CFO
	Board Tenure	1	1	1	<1	1
	Age	34	58	59	53	37
	Gender	M	M	M	M	M

Orientation and Continuing Education

The Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and/or in public company matters. The CGCN Committee, in conjunction with the CEO, are responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Company performs many activities to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors. Management of the Company takes steps to ensure that its directors are continually updated as to the latest corporate and securities law developments which may affect the directors as a whole. Management assists directors by providing them with regular updates on relevant developments and other information that management considers to be of interest to the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. The Board adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and suppliers. A copy of the Code is available on the Company’s website at www.voxroyalty.com.

The Board monitors compliance with the Code and management provides regular updates to the Board regarding issues, if any, arising under the Code and the Company’s corporate governance policies. The CGCN Committee reviews the adequacy of the Code on an annual basis.

Whistleblower Policy

Under the Company’s Whistleblower Policy, employees are required to report complaints or concerns including any violations under the Code, questionable accounting, internal accounting controls and auditing matters, potential or actual non-compliance with applicable legal and regulatory requirements, retaliation against employees who previously made a report, a matter likely to receive media or public attention, a matter than involved a significant threat to the health and safety of employees, a matter or a matter that may be judged to be significant or sensitive for other reasons. Any person making a report to the confidential designee under the policy, who is an individual that is selected by the Audit Committee, currently the general counsel of the Company (the “Confidential Designee”). The Confidential Designee is responsible for assessing and evaluating Reports and for conducting investigations. In determining the extent to which the Confidential Designee should investigate a report he or she will consider, among other factors, (i) who is the alleged wrongdoer, (ii) what is the nature of the wrongdoing, (iii) how serious is the alleged wrongdoing and (iv) how credible is the allegation of wrongdoing. All directors, officers, employees, consultants and agents of the Company have an obligation to cooperate and company with any review or investigation initiated by the Confidential Designee pursuant to the policy.

At the conclusion of any review, assessment, investigation or evaluation of a report that the Confidential Designee has determined was made in good faith and related to a reportable matter that did occur or was about to occur, the Audit Committee will determine by majority vote what, if any, remedial action is appropriate. The Audit Committee will promptly inform the Board of such proposed remedial action in a written letter. If a report involves a complaint against the Audit Committee, the Audit Committee will retain independent advisors to provide the Board with their views on the appropriate remedial action.

A copy of the Company’s Whistleblower Policy is available on the Company’s website at www.voxroyalty.com.

Investment Committee

The Company’s Investment Committee is responsible for: reviewing those proposed investment opportunities either identified by or formally submitted to the Investment Committee for consideration to ensure investment opportunities, meet the investment criteria established by the Board; assisting and advising on the terms of any investment; reviewing and recommending funding for investment opportunities; overseeing legal, technical and “know your client” due diligence on investment opportunities; identifying and managing potential conflicts of interest; making recommendations to the Board; and reviewing the performance and outlook of the Company’s portfolio of assets.

Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the CGCN Committee. In the event of a vacancy, the CGCN Committee is responsible for recommending a person to the board for appointment as a director. However, the Board may direct the CGCN Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board.

The Board has appointed the CGCN Committee which is currently comprised of Rob Sckalor (Chair), Andrew Kaip and Kyle Floyd, the majority of whom are independent directors within the meaning of NI 58-101.

The mandate of the CGCN Committee provides that its responsibilities in respect of compensation will include reviewing and making recommendation to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; and (iv) Board compensation matters, including compensation of both independent and non-independent members of the Board.

The mandate of the CGCN Committee sets out that with respect to nomination and governance related matters the committee shall make such rules and regulations as may be necessary to carry out its responsibilities, which will include the following: (i) communicating with the Board on corporate governance matters and reviewing and approving, as required, public or regulatory disclosure respecting the corporate governance practices of the Company’s as contained in applicable governance rules; (ii) annually (a) assess the effectiveness of the Board appointment/nomination process at achieving the Company’s diversity objectives; and (b) consider and, if determined advisable, recommend to the Board for adoption, measurable objectives for achieving diversity on the Board; (iii) based upon a consideration of his or her performance in office and any other factors considered relevant, recommend to the Board whether a director should be nominated for election or re-election at any annual meeting of shareholders at which he or she is eligible to be elected a director; (iv) in the event of a vacancy occurring on the Board, however caused, the CGCN Committee shall recommend to the Board a person for appointment as a director to fill the vacancy; (v) review and make recommendations to the Board concerning qualifications, appointment and removal of committee members; (vi) notwithstanding subparagraphs (iv) and (v) above, the Board may direct the CGCN Committee to give consideration to other nominations or may propose, appoint, elect or nominate any person to fill any vacancy on the Board or the committee; (vii) annually determine whether a director is independent; (viii) annually review and evaluate and make recommendations to the Board with regard to the size, composition and role of the Board and its committees (including the type of committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating Board, committee and individual director effectiveness; and (ix) make recommendations from time to time to the Board concerning such other matters, including matters related to corporate governance, as the CGCN Committee may deem appropriate or as may be referred to it from time to time by the Board.

As part of the CGCN Committee’s 2021 review of corporate governance matters, the CGCN Committee intends to consider the adoption of a diversity policy.

A copy of the CGCN Committee mandate is available on the Company’s website at www.voxroyalty.com.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Company has achieved a satisfactory turnover of directors over its history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

AUDIT COMMITTEE

The Audit Committee of the Company assists the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls over financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and risk management.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “F” to this Circular.

Composition of the Audit Committee

The current members of the Audit Committee are: Rob Sckalor (Chair), Alastair McIntyre and Andrew Kaip. In addition to being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. NI 52-110 also provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2020 and December 31, 2019 are set out in the table below.

			Audit Related
Year Ended	Audit Fees(1)		Fees(2)		Tax Fees(3)		All Other Fees
December 31, 2019	C$	38,000	C$	10,000	C$	Nil	C$	Nil
December 31, 2020	C$	91,000	C$	Nil	C$	Nil	C$	Nil

Notes:

(1)	“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, review of securities filings, and statutory audits.
(2)	“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees.
(3)	“Tax Fees” refers to the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company or any of its subsidiaries pursuant to the purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2020, was a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the financial year ended December 31, 2020 or as at the date of this Circular in connection with security purchase programs or other programs.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2020 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2020. Copies of the Company’s annual consolidated financial statements and MD&A may be obtained upon request to the Company by: (i) mail to Vox Royalty Corp., PO Box CEC – 138, George Town, Grand Cayman, KY1-9012.

Our Board has approved the contents of this Circular and authorized us to send it to you.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to Shareholders have been approved by the directors of the Company.

BY ORDER OF THE BOARD

“Kyle Floyd”
Kyle Floyd
Chief Executive Officer and Director
Grand Cayman, Cayman Islands
May 25, 2021

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

Appointment and Composition

Directors of Vox Royalty Corp. (“Vox”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Vox Board of Directors (the “Board”). The Executive Chairman of Vox, if any, will act as Chairman of the Board; however, where no person occupies such office, the Board will elect a Chairman of the Board (in either case, the “Chairman”). The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the policies of the TSX Venture Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least two of the members of the Board must qualify as “independent” directors in accordance with the polices of the TSX Venture Exchange and the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Vox. The Board’s relationship with Vox is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of Vox. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of Vox and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes Vox’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board may also discharge its responsibilities by delegating to one or more standing committees from time-to-time, which currently includes the Audit Committee and the Corporate Governance, Compensation and Nominating Committee. The charter of each standing committee shall prescribe its duties and responsibilities and shall be subject to periodic review by the Board.

In carrying out its responsibilities, the Board shall focus on the following specific matters:

●	ensuring the protection and advancement of shareholder value;

●	setting Vox’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Vox;

●	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

●	approving the corporate compensation plan, including compensation for the CEO and for individual directors;

●	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

●	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

●	succession planning, including appointing, training, monitoring and terminating senior management;

●	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

●	approving annual and interim financial results, MD&A, management proxy circulars and their publication with input in the form of recommendations of the Audit Committee;

●	overseeing internal control and management information systems; setting up measures for receiving feedback from shareholders;

●	overseeing all matter relating to Vox’s legal, regulatory and financial integrity; and

●	adopting a system of corporate governance policies and practices, including an annual review.

In addition, the independent directors shall consider and approve the employment, consulting or other compensation arrangements between Vox and any of its directors or senior officers, or between any subsidiary of Vox and any of its directors or senior officers.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. In the event the Chairman is not independent, the independent directors shall appoint an independent lead director who shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill and experience in the context of the needs of the Board. Individual directors are also expected to:

●	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

●	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

●	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

●	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

●	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

●	become knowledgeable about Vox’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

●	participate in director orientation and development programs; become acquainted with senior managers;

●	visit Vox offices when appropriate; and

●	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Vox has developed a Corporate Disclosure Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the TSX Venture Exchange. The Board is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Disclosure Policy’s objectives.

Vox’s spokespersons as appointed by the Board from time to time pursuant to the terms of the Disclosure Policy are available to shareholders by telephone and e-mail and Vox maintains extensive material of interest to shareholders and investors on Vox’s web site.

General

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Adopted August 27, 2020

SCHEDULE “B”

NOTICE OF CHANGE OF AUDITOR REPORTING PACKAGE

TO:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Superintendent of Securities, Newfoundland and Labrador

AND TO:	PricewaterhouseCoopers LLP (“PwC”)
McGovern Hurley LLP (“McGovern”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice as follows:

1.	On April 30, 2021, by mutual agreement, McGovern resigned as auditor of the Corporation.

2.	Effective April 30, 2021, PwC was appointed as the new auditor of the Corporation.

3.	The resignation of McGovern and the appointment of PwC have been recommended by the audit committee of the Corporation and approved by the board of directors of the Corporation (the “Board”), and the contents and filing of this notice have been approved by the Board.

4.	There were no reservations or modified opinions contained in McGovern’s report on the Corporation’s financial statements for the financial year ended December 31, 2020.

5.	In the opinion of the Board, there have been no “reportable events” as such term is defined in NI 51-102, between the Corporation and McGovern.

Dated this 3rd day of May, 2021.

VOX ROYALTY CORP.

Per:	(signed) "Pascal Attard"
	Name:	Pascal Attard
	Title:	Chief Financial Officer

May 6, 2021

To:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

We have read the statements made by Vox Royalty Corp. in the attached copy of change of auditor notice dated May 3, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated May 3, 2021.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

May 4, 2021

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

We have reviewed the information contained in the Notice of Change of Auditor of Vox Royalty Corp. dated May 3, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.

Yours truly,

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

SCHEDULE “C”

ARTICLES OF CONTINUANCE

See attached.

07171 (2011/05) For Ministry Use Only À l'usage exclusif du ministère Ontario Corporation Number Numéro de la société en Ontario Form 6 Business Corporations Act Formule 6 Loi sur les sociétés par actions ARTICLES OF CONTINUANCE STATUTS DE MAINTIEN 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) : 2. The corporation is to be continued under the name (if different from 1 ): Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) : 3. Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société : 4. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion : Street & Number or R.R. Number & if Multi-Ofﬁ ce Building give Room No. Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édiﬁ ce à bureaux, numéro du bureau Name of jurisdiction / Nom du territoire Year, Month, Day / année, mois, jour 5. The address of the registered ofﬁ ce is: / Adresse du siège social en : Postal Code/Code postal Name of Municipality or Post Ofﬁ ce / Nom de la municipalité ou du bureau de poste ONTARIO © Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l’Ontario, 2011 Page 1 of/de 7 VOX ROYAL TY CORP . Cayman Islands 2018/02/20 66 Wellington Street West, Suite 5300, TD Bank Tower Toronto M5K 1E6

07171 (2011/05) 8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société. 6. Number of directors is/are: Nombre d'administrateurs : Fixed number OR minimum and maximum Nombre ﬁ xe OU minimum et maximum 7. The director(s) is/are: / Administrateur(s) : First name, middle names and sur- name Prénom, autres prénoms et nom de famille Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non Page 2 of/de 7 310 Kyle Floyd Rob Sckalor Alastair W. McIntyre Pascal Attard Andrew Kaip None.

07171 (2011/05) 9. The classes and any maximum number of shares that the corporation is authorized to issue: Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre : Page 3 of/de 7 The Corporation is authorized to issue an unlimited number of common shares.

07171 (2011/05) 10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series: Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série : Page 4 of/de 7 The rights, privileges, restrictions and conditions attaching to the common shares are as follows: (a) Payment of Dividends: The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation. (b) Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction. (c) Voting Rights: The holders of the common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

07171 (2011/05) 11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows: L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes : Page 5 of/de 7 None.

07171 (2011/05) 12. Other provisions, (if any): Autres dispositions s'il y a lieu : Page 6 of/de 7 None.

07171 (2011/05) 15. The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated thereunder. Le maintien de la société en vertu de la Loi sur les sociétés par actions a le même effet que si la société avait été constituée en vertu de cette loi. Year, Month, Day année, mois, jour 14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws o f the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le 13. The corporation has complied with subsection 180(3) of the Business Corporations Act. La société s'est conformée au paragraphe 180(3) de la Loi sur les sociétés par actions. These articles are signed in duplicate. Les présents statuts sont signés en double exemplaire. Name of Corporation / Dénomination sociale de la société Signature / SIgnature By / Par Description of Ofﬁ ce / Fonction Print name of signatory / Nom du signataire en lettres moulées These articles must be signed by a director or ofﬁ cer of the corporation (e.g. president, secretary) Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire). Page 7 of/de 7 VOX ROYALTY CORP.

SCHEDULE “D”

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

VOX ROYALTY CORP.
(the “Corporation”)

DIRECTORS

1.                   Calling of and notice of meetings Meetings of the board of will be held on such day and at such time and place as the Chief Executive Officer or Corporate Secretary of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.                   Place of meetings Meetings of the board may be held at any place within or outside Ontario and in any financial year of the Corporation it will not be necessary for a majority of the meetings of the board to be held at a place within Canada.

3.                   Meetings by telephonic or electronic means Meetings of the board may be held by telephonic or electronic means.

4.                   Votes to govern At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will not be entitled to a second or casting vote.

5.                   Interest of directors and officers generally in contracts No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Business Corporations Act.

SHAREHOLDERS’ MEETINGS

6.                   Quorum At any meeting of shareholders a quorum will be one person present in person or by telephonic or electronic means and each entitled to vote at the meeting and holding or representing by proxy not less than 5% of the votes entitled to be cast at the meeting.

7.                   Meetings by telephonic or electronic means Meetings of shareholders may be held by telephonic or electronic means.

8.                   Postponement or cancellation of meetings Meetings of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

9.                   Procedures at meetings The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

10.                 Advance Notice Provisions

For purposes of this Section 10:

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Corporation is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(a)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act (Ontario); or

(iii)	by any person (a “Nominating Shareholder”):

A.	who, at the close of business on the date of the giving of the notice provided for below in this Section 10 and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

B.	who complies with the notice procedures set forth below in this Section 10.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given notice thereof that is both timely (in accordance with Section 10(c) below) and in proper written form (in accordance with Section 10(d) below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

(c)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(i)	in the case of an annual meeting of shareholders (which includes an annual and special meeting), not later than 30 days before the meeting date;

(ii)	in the case of an annual and general meeting held on a date that is less than 50 days after the first public announcement of the meeting date (the “Notice Date”), not later than 10 days following the Notice Date; and

(iii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than 15 days following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”): (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person within the preceding five years, as well as the name and principal business of any Corporation in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of shares which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (Ontario) and Applicable Securities Laws.

(ii)	as to each Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (Ontario) and Applicable Securities Laws.

(e)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 10; provided, however, that nothing in this Section 10 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act (Ontario) or the discretion of the Chair. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	Notwithstanding any other provision of this Section 10, notice given to the Secretary of the Corporation pursuant to this Section 10 may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by other electronic transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(g)	Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Section 10.

INDEMNIFICATION

11.	Definitions For the purposes of Sections 12:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; and

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, officer, former director, former officer of the Corporation or any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (each, an “eligible party”) or any of the heirs and legal personal representatives of any such eligible party, by reason of the eligible party being or having been a director or officer of the Corporation or (at the request of the Corporation) a director or officer, or a similar position, of another entity:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and

(c)	“expenses” includes costs, charges and expenses, including legal and other fees, but does not include any eligible penalty.

12.                Indemnification of directors and officers To the extent permitted by the Business Corporations Act (Ontario), the Corporation must indemnify each director and/or officer of the Corporation, each former director and/or officer of the Corporation and/or any individual who acts or acted at the Corporation’s request as a director and/or officer, or in a similar capacity, of another entity, and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each aforementioned person is deemed to have contracted with the Corporation on the terms of the indemnity contained in this Section 12.

13.                Indemnity of others Except as otherwise required by the Business Corporations Act (Ontario) and subject to Section 12, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity, against costs, charges, expenses (including legal and other fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

14.                Right of indemnity not exclusive The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.

15.                No liability of directors or officers for certain matters To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

16.                Banking arrangements The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

17.                Execution of instruments Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any one officer or director of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by electronic transmission or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing. Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term “contracts, documents or instruments in writing” as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

18.                Invalidity of any provisions of this by-law The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

19.                Omissions and errors The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

20.                Interpretation In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; “board” means the board of directors of the Corporation; “Business Corporations Act (Ontario)” means the Business Corporations Act, R.S.O. 1990, c. B.16 as from time to time amended, re-enacted or replaced; “meeting of shareholders”; and terms that are not otherwise defined in this by-law have the meanings attributed to them in the Business Corporations Act means an annual meeting of shareholders and/or a special meeting of shareholders.

SCHEDULE “E”

Comparison of the Corporate Laws of the Cayman Islands and Ontario

While the rights and privileges of shareholders of a Cayman Islands exempted company are in many instances comparable to those of shareholders of a corporation incorporated under the OBCA, there are differences, the principal ones of which are summarized below. While the Company believes that this summary describes the material differences among the rights and privileges of holders of the Shares before and after the Continuance takes effect, it does not contain all information, some of which may be relevant to you.

We urge you to read the instruments governing the provisions of the Companies Act and the OBCA which are relevant to a full understanding of the governing statutes, fully and in their entirety.

Overview

Subject to the approval of the Continuance, the Company will be continued under the OBCA and will be governed by the articles and by-laws of the Company. Prior to the Continuance the Company will be governed by the Companies Act, the Company’s memorandum and articles of association (the “Cayman Articles”) as well as by the laws of the Cayman Islands (“Cayman Law”).

Director Citizenship and Residency

The OBCA requires that at least 25% of a corporation’s directors must be resident Canadians. There are no residency requirements for corporate directors under the Companies Act.

Duties of Directors and Officers

The OBCA requires that directors and officers, in exercising their powers and discharging their duties, act honestly and in good faith with a view to the best interests of the corporation, while exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s articles, by-laws, resolutions or contracts may relieve a director or officer of these duties.

As a matter of Cayman Law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Fiduciary obligations and duties of directors under Cayman Law are substantially the same as under the OBCA. Under Cayman Law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests (provided, in the case of the Company, that a director is at liberty to vote in respect of any contract or transaction in which such director is interested, provided that the nature of such interest is disclose at or prior to its consideration and any vote thereon); and (vi) duty to exercise independent judgment.

In addition to the above, under Cayman Law directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director under Cayman Law.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Cayman Articles (as set out above) or alternatively by shareholder approval at general meetings.

Indemnification of Directors and Officers

Under the OBCA, a corporation may indemnify a director or officer of the corporation (or its affiliates), a former director or officer of the corporation (or its affiliates) or an individual who served at the corporation’s request as directors or officers of an outside entity. The corporation has the discretion to indemnify a director or officer against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigation action or proceeding in which the individual is involved because of that association with the corporation (or its affiliates) or other entity, if he or she acted honestly and in good faith with a view to the best interests of the corporation, or the outside entity, as the case may be. In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have had reasonable grounds for believing that his or her conduct was lawful. A corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above but the money must be repaid if the above conditions are not met.

Except with respect to expenses reasonably and actually incurred by the indemnified party to be reimbursed by the Company in the event that the indemnified person has been successful on the merits or otherwise in defence of the action, suit or proceeding, the Company’s obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

Cayman Law does not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the company’s business. A company’s articles of association may provide for the indemnification of a director or an officer for breach of duty, save in circumstances contrary to public policy.

The Company’s Cayman Articles provide that every director or officer shall be indemnified out of the assets of the Company against any liability incurred by such director as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default. No such director or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such director or officer.

Amendment to Governing Documents

Under the OBCA, any amendment to the articles of a corporation generally requires the approval of shareholders by way of special resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution at a duly constituted meeting or a resolution signed by all of the shareholders entitled to vote on that resolution. The directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation and they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

The procedures for the amendment of the governing documents of the Company by the shareholders under Cayman Law is substantially similar to the procedures for the amendment of the Company’s governing documents by the shareholders under the OBCA. However, under Cayman Law, the directors have no power to make, amend or repeal any by-laws or articles.

Under the OBCA, a corporation may vary the rights of a class of shares by way of a special resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution at a duly constituted meeting or by a resolution signed by all of the shareholders entitled to vote on that resolution. The Cayman Articles provide that if at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Under the OBCA, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under the Companies Act, shareholders have no general right to obtain copies of shareholder lists or corporate records. The Cayman Articles provide the shareholders with the right to inspect or obtain copies of a list of shareholders, provided certain specified procedures are followed and the shareholder who seeks the right of inspection has a “proper purpose”, being a purpose reasonably related to such person’s interest as a shareholder. There is no general right to inspect the books and records pursuant to the Companies Act, but under the Cayman Articles, the Board has the discretion to permit any shareholder to inspect the books and records for any proper purpose.

Shareholder Action by Written Resolution

Under the OBCA, the shareholders have the right to act by written consent by a resolution signed by all the shareholders. As permitted under the Companies Act, the Cayman Articles provide for the right of shareholders to approve corporate matters by way of a unanimous written resolution signed by each shareholder who would have been entitled to vote on such matters at a meeting without a meeting being held.

Shareholder Proposals

Under the OBCA, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or may be requisitioned by shareholders in certain circumstances. The same is provided under the Cayman Articles as permitted by the Companies Act.

Under the OBCA, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or may be requisitioned by shareholders holding not less than 5% of the issued shares in certain circumstances. The same right to requisition a meeting is provided under the Cayman Articles to shareholders holding not less than 20% of the issued shares, as permitted by the Companies Act.

Vote Required for Certain Transactions

Under the OBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by way of special resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all of the shareholders entitled to vote on that resolution. Except as otherwise described below, Cayman Law provides for similar voting requirements in respect of these corporate actions.

Cayman Law does not impose a requirement for shareholder approval for disposals of the company’s property (although any merger or consolidation of the company with or into one or more other companies will require the approval of shareholders by a special resolution). The power to dispose of a company’s property rests with the board of directors of the company, but in doing so the directors must be mindful of their fiduciary duties towards the company.

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction).

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder may not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, the Companies Act also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company not proposing to act illegally or beyond the scope of its corporate authority
•	and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If the scheme of arrangement were thus approved, any dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of OBCA corporations that allow such dissenting shareholders to receive payment in cash for the judicially determined value of the shares.

Compulsory Acquisition of Shares Held by Minority Holders

Similar to the OBCA, there are certain circumstances under the Companies Act where an acquiring party may be able to compulsorily acquire the shares of minority holders. Under the Companies Act, an acquiring party may be able to compulsorily acquire the common shares of minority holders in one of two ways:

a)	By a procedure under Cayman Law known as a “scheme of arrangement,” as described above.

b)	By acquiring pursuant to a tender offer 90% of the shares not already owned by the acquiring party (the “offeror”). If an offeror has, within four months after the making of an offer for all the shares not owned by the offeror, obtained the approval of not less than 90% of all the shares to which the offer relates, the offeror may, at any time within two months after the end of that four month period, require any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the nontendering shareholder, the nontendering shareholder is able to convince the court to order otherwise.

Dissent Rights

The OBCA provides that shareholders of a corporation entitled to vote on certain matters are entitled to exercise Dissent Rights and demand payment of the fair value of their shares. Dissent Rights exist when there is a vote upon matters such as: (i) amending its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class, (ii) amending its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on, (iii) amalgamating, (iv) continuing under the laws of another jurisdiction, (v) selling, leasing or exchanging all or substantially all of the corporation’s property, or (vi) carrying out a going-private transaction or a squeeze-out transaction.

The Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to a statutory merger or consolidation if they follow the following procedure outlined above.

Derivative Actions

Under the OBCA, a complainant may bring an action in the name of a corporation to enforce a corporate cause or action or intervene to defend an action against the corporation, when the corporation cannot or does not take up or defend the action. No action may be brought and no intervention in an action may be made unless the court is satisfied that: (i) the complainant has first applied for leave to the court, (ii) the complainant has given notice to the directors of the corporation of its intention to apply to a court not less than fourteen days before such application, (iii) the complainant is acting in good faith, and (iv) bringing the action is in the interests of the corporation.

Under the OBCA, the court may make any order it thinks fit including: (i) an order authorizing the complainant or any other person to control the conduct of the action, (ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable in the action be paid, in whole or in part, directly to former and present shareholders of the corporation, and (iv) an order requiring the corporation to pay reasonable legal fees incurred by the complainant in connection with the action.

Generally, a complainant includes a present or former shareholder (registered or beneficial) of the corporation or any of its affiliates, a present or former officer or director of the corporation or any of its affiliates, the Director under the OBCA, or any other person who, in the discretion of the court is a proper person to make an application for an order.

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, a company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) such company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

(i)	a company is acting, or proposing to act, illegally or beyond the scope of its authority; or

(ii)	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the corporation where the individual rights of that shareholder have been infringed or are about to be infringed.

Oppression Remedy

The OBCA provides an oppression remedy that enables a court to make an order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application by a complainant that: (i) any act or omission of the corporation or any of its affiliates effects a result, (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any shareholder, creditor, director or officer of the corporation.

The laws of the Cayman Islands do not provide for a similar remedy, however, a shareholder does have the right to petition the court to wind-up a company on just and equitable grounds.

SCHEDULE “F”

AUDIT COMMITTEE MANDATE

1.	Introduction

The Audit Committee is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Resulting Issuer and the audits of the Resulting Issuer’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2.	Membership

Number of Members

The Audit Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the member of the Audit Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board may appoint a Chair of the Audit Committee. If so appointed, the Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall have, or shall acquire within a reasonable time following appointment to the Audit Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Audit Committee shall be appointed annually by the Board. Each member of the Audit Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

3.	Meetings

Number of Meetings

The Audit Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Audit Committee at a meeting unless a quorum of the Audit Committee is present. A majority of members of the Audit Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s General Counsel who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Audit Committee shall maintain minutes or other records of meetings and activities of the Audit Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Audit Committee, the minutes shall be circulated to the members of the Board. However, the Chair (or if no Chair is appointed, any member of the Audit Committee) may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Audit Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Audit Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Audit Committee or such individuals consider appropriate.

Meetings without Management

The Audit Committee may hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4.	Duties and Responsibilities

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a)       General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)       Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)       Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)       Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower program; and

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e)       Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

(f)       Periodical Review of Procedures

The Audit Committee shall assess the adequacy of the procedures set out in (d) and (e) above on an annual basis and shall make recommendation to the Board with respect to any necessary amendments to this Audit Committee Charter.

Auditors

(a)       General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b)       Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)       Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d)       Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e)       Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)       Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)       Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h)       Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i)       Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j)       Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)       Communication with Internal Auditor

The internal auditor, when appointed, shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Audit Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Audit Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Audit Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

Financial Executives

The Audit Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a)       General

The Audit Committee shall review the Company’s system of internal controls.

(b)       Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s General Counsel and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.       Authority

The Audit Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	to communicate directly with the internal and external auditors.

6.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles of Association, it is not intended to establish any legally binding obligations.

7.	Mandate Review

The Audit Committee shall review and update this Mandate annually and present it to the Board for approval where the Audit Committee recommends amendments to this Mandate.